November 19, 2024

Kip Eardley
President
James Maritime Holdings Inc.
9160 South 300 West, #101
Sandy, UT 84070

       Re: James Maritime Holdings Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 1, 2024
           File No. 333-282424
Dear Kip Eardley:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 8, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed November 1, 2024 General

1. Please file as an exhibit to this registration statement a consent from Tanner LLC to the use of their audit report concerning your financial statements for the fiscal year ended December 31, 2022.
 November 19, 2024
Page 2

       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Jared Febbroriello